February 19, 2008

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

By Fax: (202) 772-9210

RE: Extension for Forgent Networks, Inc., File No. 000-20008

Dear Mr. Kronforst,

Forgent Networks Inc., respectfully requests an extension of time until March 5, 2008 to respond to your letter dated February 6, 2008 and to provide the necessary detail to support our current classification of the items in question.

Sincerely,

Jay C. Peterson

Chief Financial Officer

Forgent Networks, Inc.

108 WILD BASIN | AUSTIN, TX 78746 | PHONE: 512.437.2700 | FAX: 512.437.2792 | WWW.FORGENTNETWORKS.COM